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                                                                     Exhibit 1.1

                         Independent Auditors' Report

The Board of Directors and Shareholders
Interactive Network, Inc.

     We have audited the accompanying consolidated balance sheets of Interactive Network, Inc. (Debtor-in-Possession) and subsidiary (the "Company") as of December 31, 1998 and 1997, and the related consolidated statements of operations, shareholders' deficit and cash flows for each of the years in the three-year period ended December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1998 in conformity with generally accepted accounting principles.

     The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2, the Company entered into the Settlement Agreement whereby the Company commenced a reorganization by filing a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Northern District of California (the "Bankruptcy Court") on September 14, 1998. Substantially all liabilities of the Company as of the date of this report are subject to settlement under a plan of reorganization to be confirmed by the Bankruptcy Court. The Company is currently operating as debtor-in-possession under the jurisdiction of the Bankruptcy Court and continuation of the Company as a going concern is contingent upon, among other things, the ability to (1) formulate an acceptable plan of reorganization that will be confirmed by the Bankruptcy Court, and be able to fully implement that plan in compliance with the Settlement Agreement, (2) settle the claims of unsecured creditors within available cash resources as currently contemplated by management, (3) develop an appropriate business plan and strategic direction for the Company's planned future operations after reorganization including conservation of available capital and working capital as the Company seeks to further develop and exploit its patent portfolio, (4) confirm the availability of net operating tax losses after reorganization, and (5) generate adequate sources of working capital and other liquidity as necessary to meet future obligations. Management's plans in regard to these matters are also described in
Note 3. These contingencies and the uncertainties inherent in the bankruptcy process raise substantial doubt about the ability of the Company to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

KPMG LLP

March 15, 1999